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                                                                    Exhibit 4.55


                                 CANWEST GLOBAL
                              COMMUNICATIONS CORP.

August 6, 2002


AIB Commercial Services Limited,
Bankcentre,
Ballsbridge,
Dublin 4.


                         TV3 TELEVISION NETWORK LIMITED
                                 ("THE COMPANY")

Dear Sirs,

         In consideration of AIB Commercial Services Limited (AIBCS) entering or having entered into a debt purchase agreement ("the Agreement") with the Company for the purchase of debts ("Debts"), implementing any of the terms of the Agreement or otherwise effecting payment to the Company or to its order

WE, CANWEST GLOBAL COMMUNICATIONS CORP.

HAVING OUR REGISTERED OFFICE AT 31ST FLOOR TD CENTRE, 201 PORTAGE AVENUE, WINNIPEG, MANITOBA R3B 3L7 (HEREINAFTER REFERRED TO AS "CANWEST")

do, subject to the proviso below, hereby irrevocably and unconditionally agree to indemnify and to keep indemnified and to hold AIBCS harmless against any and all claims, liabilities, damages, losses, costs, charges, expenses and proceedings AIBCS may suffer or incur at any time arising from:

         a. Debts notified to AIBCS not being, at the time of such notification, Debts legally enforceable by the Company;

         b. Any Debts notified to AIBCS by the Company subsequently becoming non legally enforceable other than due to genuine disputes or the issuance by the Company of bona fide credit notes;

         c. Any breach on the part of the Company of the undertaking contained in Clause 14(3) of the Agreement and relating to any Debt or Debts purchased thereunder and notified to AIBCS

         PROVIDED THAT the maximum amount of our liability hereunder shall not exceed such sum as AIBCS shall certify from time to time as being 50% of total amount of claims, liabilities, damages, losses, costs, charges, expenses and proceedings it shall suffer or incur as aforesaid and a certificate issued by any Director Manager or Officer of AIBCS as to the amount of all claims, liabilities, damages, losses, costs, charges, expenses and proceedings suffered or
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incurred as aforesaid shall (save in the case of manifest error) be final and binding upon me as to the amount so due and owing hereunder.

         The indemnity herein contained is in addition to and not in substitution for any other guarantee or indemnity or other security now or hereafter held by AIBCS concerning the Agreement.

         This indemnity shall not be affected or impaired in any way by the appointment or a receiver and/or manager, a liquidator or an examiner to the Company or by any alteration of the Company's Memorandum & Articles of Association or by any defective or irregular exercise of the powers of the Company or by the lack of validity or effectiveness of the Agreement.

         Our liability hereunder shall be as sole or primary obligor and not merely as surety and shall not be impaired or discharged by reason of any release, discharge or settlement between AIBCS and the Company or any other party who may have in any way guaranteed, secured or otherwise been liable to AIBCS in respect of the obligations of the Company under the Agreement.

Dated this 6th day of August, 2002

Executed by

CANWEST GLOBAL COMMUNICATIONS CORP.

---------------------------             ----------------------
Name:    RICHARD M. LEIPSIC             Name:  JOHN E. MAGUIRE
Title:   Vice-President and             Title:  CFO & Vice-President, Finance
         General Counsel

                                     ADVICE

         As Vice President General Counsel of CanWest Global Communications Corp. ("CanWest") I, Richard M. Leipsic, advise and confirm as follows:

         1. CanWest is a properly constituted and validly existing corporation under the laws of Canada with power to sue and which may be sued and may give this indemnity under such laws and its constitutional documents;

         2. this indemnity is given under and in accordance with the authority of the Board of Directors of CanWest and is valid and binding against CanWest in accordance with its terms without any requirement of notification, registration or filing.

         The opinion expressed in paragraph 2 above is subject to the following:

         (i) the procedural and remedial rights of AIBCS may be delayed, and therefore affected, pursuant to the operation and affect of bankruptcy,

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                  insolvency, reorganization or other laws of
                  general applications relating to or affecting the enforcement of creditor's rights generally;

         (ii) a tribunal of competent jurisdiction may apply equitable (whether or not such principles are derived from statutory law or otherwise) principles which may affect or limit the rights of AIBCS;

         (iii) prior to, or in connection with, instituting an action in the Province of Manitoba to enforce this indemnity against CanWest, AIBSC may be obliged to register as an extra-provincial corporation pursuant to the provisions of The Corporations Act (Manitoba); and

         (iv) the opinion applies only to the laws of the Province of Manitoba or the laws of Canada as they apply to the Province of Manitoba as such laws may exist on the date of this opinion.



----------------------------
Richard M. Leipsic
Vice President & General Counsel



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